Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries) (dollar amounts in millions)	Quarter ended			Six months ended
	June 30, 2004	March 31, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Income from continuing operations before provision for income taxes (a)	$261	$361	$252	$622	$497
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	69	71	80	140	157

Total earnings (as defined), excluding interest on deposits	330	432	332	762	654
Interest on deposits	26	24	31	50	65

Total earnings (as defined)	$356	$456	$363	$812	$719

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.75	6.09	4.13	5.42	4.16
Including interest on deposits	3.75	4.78	3.27	4.26	3.24

(a)	Amounts for the first six months of 2003 are before the cumulative effect of a change in accounting principle, as disclosed further on page 9.